

June 2, 2011

Norcraft Holdings, L.P.
Mr. Leigh Ginter, Chief Financial Officer
3020 Denmark Avenue, Suite 100
Eagan, MN 55121

      Re: Norcraft Holdings, L.P.
              Norcraft Companies, L.P.
              Form 10-K for the year ended December 31, 2010
              Filed March 31, 2011
              File Nos. 333-119696 and 333-114924

Dear Mr. Ginter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 3. Legal Proceedings, page 15

1. Please revise your future filings to remove the word "adverse" from your disclose as "material adverse effect" implies a different assessment of materiality than that described in SAB Topic 1.M.

Liquidity and Capital Resources, page 25

Debt Structure, page 26

2. We note your disclosure on page eight indicating that failure to comply with financial covenants in your debt instruments could result in default. We remind you that in your letter dated August 20, 2008 related to our review of your Form 10-K for the fiscal year ended December 31, 2007, you committed to providing more information related to your financial covenants. Therefore, please tell us, and in future filings clearly disclose, whether you are in compliance with your significant financial covenants at the end of the periods reported. If it is reasonably likely that you will not comply with those covenants,

please revise future filings to disclose required ratios/amounts and actual ratios/amounts as of each reporting date and address your compliance with any other material restrictions. Such a presentation may allow investors to more easily understand your current status in meeting your covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief